Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57532-0018-General Documents

Web site: www.langmichener.com
Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

May 31, 2006

Delivered and as filed on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:

Hemptown Clothing Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2004 and
Forms 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 0-50367
Response to SEC Comment Letter dated April 26, 2006

          We are counsel for the above-referenced Company and, as such, we acknowledge receipt, on behalf of the Company, of the Company's receipt of the follow-on comments (to the Company's draft response letter with enclosures dated February 9, 2006) of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in connection with the Company's above-referenced financial statement disclosure documents (collectively, the "Financial Statements") as set forth in the SEC's second comment letter dated April 26, 2006 (the "SEC Letter") in this matter.

          In this regard we confirm, on behalf of the Company, and, as we understand, which has recently been discussed directly by the Company with SEC Staff, that while the Company is in the midst of addressing and answering each of the follow-on comments put forward by Staff in the SEC Letter, due to certain and additional delays experienced to date by the Company in having to address the Staff's comments in connection with each such Financial Statement, and with both the Company's current and previous independent auditors, the Company is hereby seeking a further and brief extension to the Staff's originally requested response date in this matter.

          As a consequence we hereby confirm, on behalf of the Company, that we are informed that the Company should be in a position to provide the SEC with a complete response to the SEC Letter, together with the necessary and EDGAR-filed amended Financial Statement document disclosure, by no later than the close of business on Friday, June 16, 2006. Should the Company determine, prior to June 16, 2006, that any of the Staff's follow-on comments remain outstanding by that date, we confirm that we are informed by the Company that the Company will still respond to whatever it has been able to determine and confirm at that time.

          On behalf of the Company we sincerely thank and appreciate the SEC's attention to and anticipated cooperation in this matter and, in the interim, we remain,

           Yours very truly,

          Thomas J. Deutsch
          for Lang Michener LLP

TJD
ec:      The Company